                                LOGO of MetLife

                         MetLife Insurance Company USA
                              1209 Orange Street
                             Wilmington, DE 19801

ADDITIONAL DEATH BENEFIT RIDER -- EARNINGS PRESERVATION BENEFIT

This Rider forms a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the provisions of this Rider will control.

During the Accumulation Period, an Additional Death Benefit will be paid to your Beneficiary(ies) upon your death, or upon the first death of a Joint Owner.

Before the Contract Anniversary immediately prior to the Owner's 81st birthday, the Additional Death Benefit is equal to the Benefit Percentage (determined in accordance with the table below) times the result of (a) - (b), where:

(a)is the death benefit under your Contract; and

(b)is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against Earnings in the Contract (Earnings are equal to your Account Value less Purchase Payments not withdrawn), and then against Purchase Payments not withdrawn.

On or after the Contract Anniversary immediately prior to the Owner's 81st birthday, the Additional Death Benefit is equal to the Benefit Percentage (determined in accordance with the table below) times the result of (a) - (b), where:

(a)is the death benefit on the Contract Anniversary immediately prior to the Owner's 81st birthday, increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal; and

(b)is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against Earnings in the Contract (Earnings are equal to your Account Value less Purchase Payments not withdrawn), and then against Purchase Payments not withdrawn.

               BENEFIT PERCENTAGE
              ISSUE AGE       PERCENTAGE
         Ages 69 or younger       40%
         Ages 70 - 79             25%
         Ages 80 and above        0%

If a non-natural person owns the Contract, then Annuitant shall be deemed to be Owner in determining the Additional Death Benefit. If Joint Owners are named, the age of the oldest Owner will be used to determine the Additional Death Benefit.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the Additional Death Benefit is as defined above; however, for the purposes of calculating the subsections (b) above "total Purchase Payments not withdrawn" shall be reset to equal the Account Value as of the effective date of the Owner change, and Purchase Payments received and partial withdrawals taken prior to the change of Owner will not be taken into account.

In the event that a Beneficiary who is the spouse of the Owner elects to continue the Contract in his or her name in accordance with the "Death Benefit Options During The Accumulation Period" provision, the Additional Death Benefit will be determined and payable upon receipt of due proof of death of the first such spousal Beneficiary. Alternatively, such spouse Beneficiary may elect to have the Additional Death Benefit determined and added to the Account Value upon such election, in which case this Rider will terminate.

8019 (11/00)

The Additional Death Benefit is determined as of the end of the Business Day on which we have received both due proof of death and an election for the payment method. Once determined the Additional Death Benefit will become part of the death benefit and will be paid in accordance with the "Death Benefit Provisions" of the Contract.

Any excess of the Additional Death Benefit amount over the Account Value will be allocated to each applicable Subaccount in the Variable Account and/or the Fixed Account in the ratio that the Account Value in a Subaccount and/or the Fixed Account bears to the total Account Value.

MISSTATEMENT OF AGE OR SEX -- The "Misstatement of Age or Sex" provision is modified to provide that we may also require proof of age of any Owner.

The charge for this Rider is shown on the Contract Schedule.

MetLife Insurance Company USA has caused this Rider to be signed by its President and Secretary.

/s/ Jacob Jenkelowitz     Secretary           /s/ Eric Steigerwalt    President
------------------------                      ----------------------

8019 (11/00)